Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-170751
December 7, 2010

Hudson Pacific Properties, Inc.

Pricing Term Sheet

8.375% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

Issuer:	Hudson Pacific Properties, Inc.

Size:	3,200,000 shares (3,600,000 shares if the overallotment option is exercised in full)

Pricing Date:	December 7, 2010

Settlement Date:	December 10, 2010

Maturity:	Perpetual

Public Offering Price:	$25.00 liquidation preference per share; $80,000,000 total (not including over-allotment option)

Dividend:	8.375% per annum (or $2.09375 per share), accruing from December 10, 2010

Step-Up Dividend:	12.375% per annum (or $3.09375 per share) upon a change of control if shares are not listed

Dividend Payment Dates:	On or about each March 31, June 30, September 30 and December 31, commencing on or about December 31, 2010

Liquidation Preference:	$25 per share plus accrued and unpaid dividends

Optional Redemption:	On and after December 10, 2015, redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption:	If at any time following a change of control the series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for the series B preferred stock) or the common stock of the surviving entity is not listed, redeemable in whole but not in part, within 90 days after the first date on which both the change of control has occurred and the shares are not so listed or quoted, for cash at $25 per share, plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date.

CUSIP / ISIN:	444097 208 / US4440972085

Listing	The Issuer has filed an application to list the Series B Cumulative Redeemable Preferred Stock with the NYSE under the symbol “HPP Pr B” and trading is expected to begin within 30 days of issuance

Joint Bookrunning Managers:	Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.